Exhibit 4.10

Share Transfer Agreement

Transferor
Name: Moon Kyu Kim
Korean Resident No: 711104-1143711
Address: Shindonga Apt. 105-2007, 607 Shipjung-2dong, Bupyung-gu, Inchon, Korea

Transferee
Name: Woong-Jin Yoon, Representative Director, GRAVITY Co., Ltd.
Corporation Registration No: 110111-1929839
Address: Shingu Building, 620-2 Shinsa-dong, Gangnam-gu, Seoul, Korea

The Transferor and the Transferee agree as follows as to the transfer of the shares of Trigger Soft Corporation, located at Woorim Lions Valley Apt. B-806, 371-28 Gasan-dong, Keumchon-gu, Seoul, Korea, from the Transferor to the Transferee.

Article 1 (Type and Number of Shares to be transferred)

1.	The

1.	Issuer of the shares: Trigger Soft Corporation

2.	Par value per share: ~~W~~5,000

3.	Number of shares to be transferred: 58,584 shares

4.	Consideration per share: ~~W~~11,500

5.	Total consideration: ~~W~~673,716,000

The Transferor represents and warrants that there is no legal or procedural barriers to transferring the shares and that it has a legal right to transfer. The Transferor further represents and warrants that the shares are not subject to any pledge or other security interest, and is otherwise unencumbered from the exercise of voting rights, the issuance of new shares, whether with or without consideration, and the exercise of any other rights over the shares.

Article 2 (Effective Date of the Transfer)

The date of the transfer of the shares described in Article 1 shall be the date on which this Agreement is signed.

Article 3 (Consideration for the Shares)

The Transferee shall pay to the Transferor the consideration for the shares in cash as follows:

1.	First payment for the shares: ~~W~~336,858,000 — Payment must be within three days after the first extraordinary shareholders meeting which takes place after the execution of this agreement.

2.	Secondary payment for the shares: ~~W~~202,114,800 — March 30, 2006 (if national holiday, the next business day)

3.	Third payment for the shares: ~~W~~134,743,200 — March 30, 2007 (if national holiday, the next business day)

Article 4 (Rights Over the Transferred Shares)

1.	Any and all rights over the shares being transferred as set forth in Article 1 shall transfer from the Transferor to the Transferee upon the signing of this agreement. Following the date of this agreement, the Transferor shall have only the right of claim with respect to the amount of consideration for the shares and shall not have any other rights as a holder of the shares.

2.	Upon signing of this agreement, the Transferor shall give written notice to Trigger Soft Corporation of the consummation of the transfer of the shares described in Article 1 and shall fully cooperate with the Transferee’s request to make amendments in the shareholders registry.

3.	Following the transfer of the shares described in Article 1, the Transferor shall cooperate so as to enable the Transferee to exercise all its rights as the holder of the shares.

Article 5 (Taxes, Etc.)

1.	Each party shall bear all taxes for which it is liable under this Agreement, provided that the Transferor shall pay the security exchange taxes.

2.	The Transferor acknowledges the inevitability of due diligence for the purpose of signing and performing this agreement, and shall bear 50% of the costs related to such due diligence.

Article 6 (Termination)

If either party fails to perform or delay performance of this agreement, the other party may demand performance of this agreement by written notice, and if such party fails to perform within five days of such demand, such other party may terminate this agreement by written notice.

Article 7 (Indemnification)

1.	If this agreement is terminated after signing due to the failure to perform or delayed performance by a party hereto the party at fault must indemnify the other party for any losses resulting therefrom.

2.	The amount of damages for which the party at fault will be liable to the other party shall be limited to the first payment for shares as set forth in Article 3(1), unless otherwise evidenced by such other party.

3.	The foregoing indemnity amount may be set off against all or a portion of any amount that the Transferee is obligated to pay the Transferor, including the consideration for the shares.

Article 8 (Confidentiality)

The Transferor and the Transferee shall not provide or disclose this agreement or any information related thereto. A breaching party shall indemnify the other party for any losses resulting therefrom.

Article 9 (Dispute Resolution)

The parties shall attempt to settle any differences in interpretation or disputes relating to this agreement amicably and in accordance with any applicable law. Failing this, any matter in dispute shall be adjudicated by the Seoul District Court in Seoul, Korea.

As evidence of the proper formation of this agreement, the Transferor and the Transferee shall prepare two copies of this agreement and each of them shall keep one such copy.

May 3, 2005

Transferor
Name: Moon Kyu Kim /seal/
Korean Resident No: 711104-1143711
Address: Shindonga Apt. 105-2007, 607 Shipjung-2dong, Bupyung-gu, Inchon, Korea

Transferee
Name: Woong-Jin Yoon, Representative Director, GRAVITY Co., Ltd. /seal/
Corporation Registration No: 110111-1929839
Address: Shingu Building, 620-2 Shinsa-dong, Gangnam-gu, Seoul, Korea